# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Spirit Aviation Holdings, Inc., CIK 0001498710
CUSIP: 84863V101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1731 RADIANT DRIVE, DANIA BEACH, Florida (FL), 33004
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001827377

## Reporting persons
- Rokos Capital Management (US) LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,327,419; sole dispositive power 0; shared dispositive power 1,327,419; aggregate amount beneficially owned 1,327,419 (5.1% of the class)
- Christopher Rokos: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,327,419; sole dispositive power 0; shared dispositive power 1,327,419; aggregate amount beneficially owned 1,327,419 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Spirit Aviation Holdings, Inc.
Address of issuer's principal executive offices: 1731 RADIANT DRIVE, DANIA BEACH, FLORIDA, 33004

## Item 2. Person Filing
Name of person filing:
Rokos Capital Management (US) LP and Christopher Rokos.

This Schedule 13G reflects the shares of Common Stock directly held by Rokos Global Macro Master
Fund LP, a fund advised by Rokos Capital Management (US) LP ("RCM") as its investment adviser.
Christopher Rokos is the ultimate beneficial owner of RCM
Address of principal business office or, if none, residence:
RCM: 600 Lexington Avenue, 34th Floor, New York, NY 10022

Mr. Rokos: 23 Savile Row, London, W1S 2ET, United Kingdom
Citizenship:
RCM: Delaware

Mr. Rokos: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,327,419
Percent of class: 5.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,327,419
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,327,419

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Rokos Global Macro Master Fund LP, as set forth in Item 2(a) above, has the right to receive the dividends from, and the proceeds from the sale of, the securities held in its account and reported herein that may be deemed beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement, dated August 14, 2025

## Signatures
- Rokos Capital Management (US) LP: Dana Jupiter, Authorized Signatory (08/14/2025)
- Christopher Rokos: Christopher Rokos, Self (08/14/2025)